EXECUTIVE OFFICES

James S. Nicholson
Vice President, Treasurer
and Chief Financial Officer                                      (TECUMSEH LOGO)

September 13, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

Attn: Tracey Houser, Staff Accountant
      Terence O'Brien, Accounting Branch Chief

RE:   TECUMSEH PRODUCTS COMPANY
      FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
      FILED APRIL 10, 2007
      FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2007
      FILE NO. 0-452

Dear Ms. Houser and Mr. O'Brien:

This letter is in response to your comment letter dated May 25, 2007 to Tecumseh Products Company. Your comments are reproduced below, followed in each case by Tecumseh's response in italics.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 39

1. We note your response to comment 3 in our letter dated February 2, 2007 regarding the increase in average days sales outstanding as of September 30, 2006 as compared to December 31, 2005. Specifically, we note that a portion of the increase in average days sales outstanding is that your largest customer in your Engine & Power Train Group increased as a percentage of accounts receivable and it has longer than normal payment terms. Furthermore, we note that average days sales outstanding as of December 31, 2006 exceeded the number of days as of December 31, 2005 due in part for the same reason. In addition to automotive customers in the Electrical Components Group average days sales outstanding also increased due to these customers becoming a larger portion of Electrical Components Group's accounts receivable balance and receiving more extended payment terms than other customers within Electrical Components Group. Please


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Securities and Exchange Commission
September 13, 2007
Page 2 of 21


     tell us and revise your disclosure in future filings to explain the cause for the customer in Engine & Power Train Group and the automotive customers in Electrical Components Group's increase as a percentage of accounts receivable as of December 31, 2006. If the explanation is due to an increase in sales, please also provide an explanation for this increase. Finally, please tell us why you have provided certain key customers with extended payment terms, including the benefit to you for extending such terms to the key customers in Engine & Power Train Group and the automotive customers in Electrical Components Group.

     Answer:

     The key customer at the Engine & Power Train segment that was discussed in our Annual Report on Form 10-K for the year ended December 31, 2006 accounted for approximately the same proportion of that Group's overall accounts receivable balance at the end of both 2006 and 2005 (49% and 50% of the total balance, respectively). The average days to collection for that customer increased by six days over the course of 2006, from 62 days at December 31, 2005 to 68 days at the end of 2006. Of the four day increase in DSO for the Engine & Power Train group in 2006, three days are attributable to the longer time to collection for this particular customer.

     The payment terms for the domestic entities of this Engine customer were changed from 2% 10 net 30 to 60 days during 2005. We negotiated this change in terms with the customer because we considered the delay in payment preferable to the continuation of the discount. In order to bring consistency in payment terms to all entities of this customer, its German entity's terms were also changed, from net 30 to net 60 days. The customer's German entity delayed full implementation of these extended payment terms into 2006, and as of December 31, 2005 that entity had a DSO of 47 days. The six-day increase in DSO for this customer over the course of 2006 was the result of the implementation during the year of the 60 day payment terms for that German entity, as well as some extension of time to payment by the customer's domestic entities.

     The increase in sales to automotive customers in the Electrical Components Group, both in real terms and as a proportion of overall Group sales, was the result of increases in automotive product line sales due to the introduction of new automotive products, concurrent with the decline of sales volumes in the residential & commercial product lines when compared to the same period in the prior year. Automotive customers receive longer payment terms than other customers within Electrical Components; these longer payment terms are deemed necessary in order to compete effectively in the automotive industry.

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Securities and Exchange Commission
September 13, 2007
Page 3 of 21


Significant Accounting Policies and Critical Accounting Estimates, page 46

2. There is a concern that your goodwill and other intangible assets may be impaired. In this regard, we note that your market capitalization has been significantly less than the net carrying value of your assets since December 31, 2003. We also note that the disparity between the two measures has increased dramatically through March 31, 2007. Therefore, it appears that an impairment charge is required given the SFAS 142 guidance that fair values be based on objective measures such as quoted market prices and marketplace assumptions.

     Further, there is a concern that your goodwill impairment tests conducted during the fourth quarters of fiscal years 2005 and 2006 are not fully compliant with paragraph 24 of SFAS 142. The guidance therein requires that your cash flow estimates consider all available evidence and "incorporate assumptions that marketplace participants would use in their estimates of fair value." In this regard, the aggregate fair values of the reporting units may reasonably be expected to approximate the fair value of the combined entity. The consistent, material excess of net carrying value of your assets over your market capitalization appears to indicate that you may be using future cash flow assumptions that are materially different from the implied market-based assumptions inherent in the quoted market prices of your equity securities. As such, please provide us with a more detailed explanation regarding the fair value of each reporting unit exceeding carrying value by providing us with sufficient information to understand how the estimated fair value of the individual reporting units compares to the quoted market value of the entity taken as a whole. Refer to paragraphs 23-25 of SFAS 142 for additional guidance.

     In this regard, we note that as of March 31, 2007 $109.1 million of goodwill and $51.9 million of other intangible assets have been allocated to the Electrical Components reportable segment. We further note that sales have been relatively flat over the three years ended December 31, 2006 with a downward profit trend for each of the three years ended December 31, 2006 and the three months ended March 31, 2007. On page 30 of your December 31, 2006 Form 10-K, you state that the $108 million goodwill impairment charge recognized during fiscal year 2005 for FASCO, the reporting unit in your Electrical Components segment, was due to your failure to achieve the 2005 business plan due to (a) expected market conditions; (b) deterioration of volumes; and (c) inability to recover higher commodity and transportation costs through price increases. These factors causing the impairment you recognized during fiscal year 2005 appear to continue to be negatively impacting FASCO's operating results and cash flows. While sales did increase in fiscal year 2006 by 4.8%, you note on page 33 of your December 31, 2006 Form 10-K that unit volumes were lower in the residential, commercial and automotive markets. In addition, you note that you lost market share in your automotive market. Furthermore, you recognized an operating loss of $4.7 million

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Securities and Exchange Commission
September 13, 2007
Page 4 of 21


     in fiscal year 2006 versus an operating profit of $7.5 million in fiscal year 2005. In this regard, you note that price increases were unable to cover increases in commodity costs by $10.7 million. Finally, you note that inefficiencies in materials management, high levels of personnel turnover and Oracle implementation issues at your Juarez, Mexico facility exceeded the purchasing and productivity improvements from other locations. For the three months ended March 31, 2007, your operating profits fell below the results of the comparative period due to volume declines and a less favorable product sales mix.

     Finally, we note your disclosure on page 33 of your March 31, 2007 Form 10-Q that with the continued improvement initiatives, additional assets will become impaired and could have a significant impact to your consolidated financial position and future results of operations. Please tell us if you expect to record a material intangible asset impairment charge during the June 30, 2007 quarter. If no impairment charges are planned, please provide us with a detailed explanation of how your accounting for these assets complies with the quoted market prices/marketplace assumptions required to be taken into account per paragraphs 23 and 24 of SFAS 142. In order for us to better understand the company's accounting in this area, please also provide us with the SFAS 142 impairment tests performed in the fourth quarter of fiscal years 2005 and 2006. Please provide an explanation for the material assumptions therein in a sufficient amount of detail so that the reasonableness of the assumption can be clearly assessed. If there is a significant disparity between the forecast data and the comparable historical data in the company's filings, then please provide reconciling information. Also, we would expect to see an analysis of the range of possible outcomes as required by paragraph 24 of SFAS 142. Compliance with the guidance in Appendix E to SFAS 142 should be clearly evident. Finally, if any appraisals of your intangible assets have been obtained, please also provide us with copies of such appraisals or valuation reports.

     Answer:

     In evaluating the results of our annual and (as needed) interim impairment analyses, we consider whether the indicated results are consistent with all known information, including the public market valuation of our Company. We acknowledge that there has been a disparity between our market capitalization and the net book value of our total assets. However, we believe there are reasonable explanations for the variations that allow us to conclude that the results of our discounted cash flow valuation methodology are valid. We further believe that such conditions were contemplated in paragraph 23 of SFAS 142. which states that "the market capitalization of a reporting unit... may not be representative of the fair value of the reporting unit as a whole."

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Securities and Exchange Commission
September 13, 2007
Page 5 of 21


     First, the sum of the total assets of the three business units that carry goodwill represent less than 27% of our total assets. Our Engine & Power Train Group, which does not report goodwill, has incurred significant losses over the last several years. The losses have been substantial enough to conclude that this business can be ascribed a significant negative value when evaluating the total value of the enterprise. Accordingly, we believe that the aggregate value of our other business segments can exceed the market capitalization value of the entire enterprise.

     Second, there has also been significant volatility in our market capitalization, particularly over the last several months, as we have publicly disclosed violations of debt covenants and subsequently successfully negotiated amendments to the covenants to our domestic credit agreements. The threat of potential illiquidity during these time periods also reduced the correlation between the market capitalization of the enterprise versus the net asset value for those business entities that carry goodwill.

     In consideration of the above, we believe that we have utilized forecasts of future cash flows that are consistent with those that market participants would use in their own analyses if considering each business unit separately, and that such forecasts are those used to establish estimated cash flows for the Company as a whole. The cash flow information that we use for our impairment computations are the same as reflected in our internal business plans for 2007 and beyond and are the same that are used for projections supplied to our lenders and used in information memorandum for potential buyer evaluation. The projections include what we believe are reasonable assumptions regarding year-over-year improvements, including the non-recurrence of certain one-time charges experienced in 2006 and prior, productivity improvements, and reductions in fixed cost structure. Please refer to the response to Comment #4 for further details of the anticipated improvements incorporated in the 2007 business plan. The same improvements are forecasted to carry forward beyond 2007 as well.
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Securities and Exchange Commission
September 13, 2007
Page 6 of 21


     The following is a summary of our SFAS 142 goodwill impairment tests performed at the end of 2005 and 2006.

     EUROPE - DECEMBER 31, 2005

     Assumptions:
        Growth            Per forecast, otherwise 3.0%
        Dollar / Euro       0.85
        Discount rate       9.25%
     Calculated Value     84.700
        Book net assets   67.652

       (in millions)           2006      2007      2008      2009      2010    Terminal
                             -------   -------   -------   -------   -------   --------
Proj. Sales                  240.000   251.765   263.529   271.435   279.578    287.966
Growth Rate                                4.9%      4.7%      3.0%      3.0%       3.0%
OPBIT                         (2.762)    3.152     7.524    10.500    10.815     11.139
Depreciation                   6.588     6.106     5.765     5.882     6.000      6.118
Adj. Cash Flow                 3.826     9.258    13.288    16.382    16.815     17.257
Capex                         14.118     8.235     7.059     7.271     7.343      7.417
Chg in working capital                    .118      .118      .079      .081       .084
Free Cash Flow (after tax)    (9.353)   (0.167)    3.554     5.463     5.713     95.505

     INDIA - DECEMBER 31, 2005

     Assumptions:
        Growth          Per forecast, otherwise 3.0%
        Discount rate      9.25%
     Calculated Value   107.818
     Book net assets     60.458

       (in millions)           2006      2007      2008      2009      2010    Terminal
                             -------   -------   -------   -------   -------   --------
Proj. Sales                  124.175   167.573   216.311   222.800   229.484    236.369
Growth Rate                               34.9%     29.1%      3.0%      3.0%       3.0%
OPBIT                          (.983)    6.394    13.399    13.801    14.215     14.641
Depreciation                   7.544     7.776     9.627    10.108    10.614     11.144
Adj. Cash Flow                 6.561    14.170    23.026    23.909    24.829     25.786
Capex                          3.358     6.179    22.966    10.000    10.500     11.025
Chg in working capital                    .434      .487      .065      .067       .069
Free Cash Flow (after tax)     3.537     5.383    (4.983)    9.152     9.429    155.423

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Securities and Exchange Commission
September 13, 2007
Page 7 of 21


     FASCO - DECEMBER 31, 2005

     Assumptions:
        Growth          Per forecast, otherwise 3.0%
        Discount rate      9.25%

     Calculated Value   370.626
     Book net assets    290.098

       (in millions)           2006      2007      2008      2009      2010    Terminal
                             -------   -------   -------   -------   -------   --------
Proj. Sales                  412.074   454.906   497.153   512.068   527.430    543.253
Growth Rate                               10.4%      9.3%      3.0%      3.0%       3.0%
OPBIT                         22.057    33.261    39.226    40.403    41.615     42.863
Depreciation                  13.953    14.290    14.100    14.000     8.800      8.800
Adj. Cash Flow                36.010    47.551    53.326    54.403    50.415     51.633
Capex                         12.987     9.720     9.700     9.991    10.291      8.800
Chg in working capital                    .428      .422      .149      .154       .158
Free Cash Flow (after tax)    15.524    26.094    29.867    30.526    25.821    450.105

     MOTOCO (CZECH REPUBLIC) - DECEMBER 31, 2005

     Assumptions:
        Growth          Per forecast, otherwise 3.0%
        Discount rate    9.25%

     Calculated Value   19.438
     Book net assets    21.103

       (in millions)          2006     2007     2008     2009     2010    Terminal
                             ------   ------   ------   ------   ------   --------
Proj. Sales                  16.698   22.100   24.100   26.100   28.100    28.943
Growth Rate                             32.4%     9.0%     8.3%     7.7%      3.0%
OPBIT                        (3.466)  (2.000)      --    1.000    2.200     2.500
Depreciation                  3.354    3.242    3.197    2.612    2.300     1.855
Adj. Cash Flow                (.112)   1.242    3.197    3.612    4.500     4.355
Capex                         1.291    1.873    1.800    1.818    1.836     1.855
Chg in working capital                  .054     .020     .020     .020      .008
Free Cash Flow (after tax)     .775   (.005)    1.377    1.434    1.896    26.272

     During our annual assessment at the end of 2005, expected cash flows were lower than had previously been estimated at our Czech Republic operations. The decline in expected cash flows resulted in a goodwill impairment of $2.7 million, or the entire carrying value.
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Securities and Exchange Commission
September 13, 2007
Page 8 of 21


     EUROPE - DECEMBER 31, 2006

     Assumptions:
        Growth            Per forecast, otherwise 3.0%
        Dollar / Euro      .79695
        Discount rate        8.16%

     Calculated Value     105.355
        Book net assets    66.565

       (in millions)           2007      2008      2009      2010      2011    Terminal
                             -------   -------   -------   -------   -------   --------
Proj. Sales                  291.140   292.764   301.547   310.593   319.911    329.508
Growth Rate                                0.6%      3.0%      3.0%      3.0%       3.0%
OPBIT                          9.772     9.692     9.983    10.282    10.591     10.908
Depreciation                   7.311     6.148     6.274     6.399     6.525      5.714
Adj. Cash Flow                17.083    15.840    16.257    16.681    17.116     16.623
Capex                          4.489     5.280     5.438     5.602     5.658      5.714
Chg in working capital                    .016      .088      .090      .093       .096
Free Cash Flow (after tax)    12.594    10.544    10.731    10.989    11.365     96.880

     INDIA - DECEMBER 31, 2006

     Assumptions:
        Growth            Per forecast, otherwise 3.0%
        Discount rate       8.16%

     Calculated Value     86.987
        Book net assets   79.225

       (in millions)           2007      2008      2009      2010      2011    Terminal
                             -------   -------   -------   -------   -------   --------
Proj. Sales                  116.673   125.859   132.152   138.760   145.698    152.982
Growth Rate                                7.9%      5.0%      5.0%      5.0%       5.0%
OPBIT                          1.851     3.300     3.465     3.638     3.820      4.011
Depreciation                   6.082     6.000     5.500     5.000     4.000      3.200
Adj. Cash Flow                27.933     9.300     8.965     8.638     7.820      7.211
Capex                           .993     1.000     1.050     1.103     1.158      1.216
Chg in working capital                    .092      .063      .066      .069       .073
Free Cash Flow (after tax)    26.703     8.208     7.852     7.470     6.593     62.703

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Securities and Exchange Commission
September 13, 2007
Page 9 of 21


     FASCO - DECEMBER 31, 2006

     Assumptions:
        Growth            Per forecast, otherwise 3.0%
        Discount rate        8.16%

     Calculated Value     330.593
        Book net assets   328.966

       (in millions)           2007      2008      2009      2010      2011    Terminal
                             -------   -------   -------   -------   -------   --------
Proj. Sales                  411.200   426.923   439.731   452.923   466.510    480.506
Growth Rate                                3.8%      3.0%      3.0%      3.0%       3.0%
OPBIT                         (0.123)   12.925    16.612    22.646    23.326     24.025
Deprec & Amort                17.596    17.396    16.000    14.500    13.050      6.500
Adj. Cash Flow                17.473    30.321    32.612    37.828    42.908     43.979
Capex                          3.500     3.500     4.000     4.040     4.080      5.000
Chg in working capital                    .157      .128      .132      .136       .140
Free Cash Flow (after tax)    13.973    26.664    28.484    33.656    38.692    354.852

     Aside from the changes in assumptions applied to the goodwill valuation model from 2005 to 2006, some modifications were made to the model as well. These modifications included eliminating any assumptions regarding the effect of income taxes during the first five years of the model, and a change in the methodology for calculating the terminal value from calculating the terminal value as a perpetuity to assuming a 15-year duration). Please note that if these changes in methodology had been applied to the 2005 year-end model, they would not have had a material impact on the outcome of that analysis.

     Our analysis does not incorporate a range of possible outcomes, but instead uses a traditional cash flow approach, applying an estimate of the single most-likely amount as our best estimate of future cash flows. We considered both the traditional cash flow methodology as well as the expected cash flow approach (which employs a range of outcomes) in designing fair value models for our SFAS 142 impairment tests at the time of adoption. We determined that the traditional approach was appropriate and consistent with Paragraph 48 of Appendix E of SFAS 142, as well as a more common industry practice. Paragraph 48 of Appendix E to SFAS 142 states that the expected cash flow approach is "allowed, but not required" when estimating fair value.

     Our goodwill impairment test performed at the end of 2005 also included an analysis of the Little Giant Pump Company, which was classified as held for sale as of that reporting date. Applying our goodwill model for Little Giant yielded a
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Securities and Exchange Commission
September 13, 2007
Page 10 of 21


     calculated fair value of $86.8 million. In April of 2006, Little Giant Pump Company was sold for proceeds of $120.7 million. This transaction substantiated that our goodwill valuation methodology provided a reasonable approximation of fair value and was consistent with assumptions being used by market participants.

     In addition, we have been engaged for several months in the process of evaluating the merits of a potential sale of our Fasco business entity, either as a whole or in individual business units. Prior to filing our Quarterly Report on Form 10-Q for the period ended March 31, 2007, we had received initial indications of value from potential buyers totaling $300 million, which was within 10% of the fair value calculated during our 2006 impairment assessment. We considered these indications to be further substantiation that our methodology for calculating the value of our entities that record goodwill is approximately commensurate with those that market participants would utilize.

     However, during the second quarter of 2007, subsequent to the filing of our Quarterly Report on Form 10-Q for the period ended March 31, 2007, continued weakness in housing markets resulted in sales declines in our Residential & Commercial product lines, which resulted in the Company reducing its forecasts for the remainder of the year. The reduced forecasts for both sales volume and profitability were communicated to the potential buyers prior to receiving second round bids. As a result, the second round bids received from interested parties were lower than the original indications, aggregating $230 million, and reflected the decrease in expected 2007 results. We consider that the timing of these events indicates that the triggering event for further impairment analysis for the Fasco business unit occurred in the second quarter of 2007.

     On July 3, 2007, we announced that we had signed an agreement with Regal Beloit Corporation to sell the majority of Tecumseh's Electrical Components business operations for $220 million in cash, subject to adjustments for working capital changes and a hold back of certain proceeds in escrow for up to eighteen months to cover any potential claims that may arise from any breach of representations and warranties as well as the resolution of certain contingencies. Accordingly, we performed an interim analysis of the fair value of the Electrical Components business unit, utilizing the final purchase price agreed upon with Regal Beloit as an indication of fair market valuation of the Residential & Commercial and Asia Pacific divisions of the Electrical Components business. With respect to the remaining divisions of the Electrical Components business, we considered initial indications of interest from potential acquirers of those businesses to evaluate the overall marketplace value of the business unit. Based on the outcome of this analysis, we determined that $39.3 million of the $109.1 million of total goodwill balance associated with the Electrical Components business was impaired. All of the goodwill balance associated with the Electrical Components business has been reclassified as an asset held for sale.

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Securities and Exchange Commission
September 13, 2007
Page 11 of 21


     We also performed a fair value analysis of the other long-lived assets of the Electrical Components business segment, and determined that $3.4 million of the intangible assets as well as $25.8 million in long-lived assets associated with the Automotive & Specialty division of the Electrical Components business was impaired. All of the other intangible assets of the Company were related to the Electrical Components business segment, and were reclassified as assets held for sale as of June 30, 2007.

A summary of our impairment analysis under SFAS 142 of intangible assets as of December 31, 2006 is as follows:

     (in millions)

                                   Remaining     NBV    Undiscounted   Disc PV
        Intangible Asset          Life (Yrs)   1/1/07    Cash flows    @ 8.16%
        ----------------          ----------   ------   ------------   -------
Trade Name                        Indefinite    16.9         25.5        21.9
Customer Relationships-Non Auto      11.0       25.9         65.0        47.2
Customer Relationships-Auto          11.0        2.4         39.2        24.8
Customer Contracts-Auto               2.0        0.2          1.5         1.5
Technology:
   110V Starters                      1.0        0.1          0.3         0.2
   Door Opener                       14.0        0.9          1.1         0.7
   Brushless Motor                    2.0        0.1          0.1         0.1
   IMT                               10.0        1.9     1st yr acq.
Total Auto / Specialty DC                        3.0          1.5         1.0
Blowers                               7.0        4.6         11.7         8.6
TOTAL                                           53.0        144.4       105.0

A summary of our impairment analysis under SFAS 142 of intangible assets as of December 31, 2005 is as follows:

     (in millions)

                                   Remaining     NBV    Undiscounted
       Intangible Asset           Life (Yrs)   1/1/06    Cash flows
       ----------------           ----------   ------   ------------
Trade Name                        Indefinite    16.9        17.8
Customer Relationships-Non Auto      12.0       28.3        48.9
Customer Relationships-Auto          12.0        2.6        29.6
Customer Contracts-Auto               3.0        0.3         2.0
Technology:
  110V Starters                       2.0        0.2         0.5
  Door Opener                        15.0        1.1         1.4
  Brushless Motor                     3.0        0.1         0.1
Total Auto / Specialty DC                        1.4         2.0
Blowers                               7.0        5.3        10.2
TOTAL                                           54.8       110.5

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Securities and Exchange Commission
September 13, 2007
Page 12 of 21


3. We note that you are using the Ibbotson rate for the SIC code 3 as your discount rate in estimating discounted cash flows for testing goodwill for impairment. At December 31, 2006, you state this rate is 8.16%. It remains unclear to us why you are not using your cost of capital as your discount rate. As you note on page 42 of your 2006 Form 10-K, your weighted average debt interest rate is 10%. As equity instruments are typically riskier than debt instruments, the cost of equity should be at a higher rate than the cost of debt.

     Furthermore, the rate obtained from Ibbotson is an average of the companies included in the corresponding SIC code and should be adjusted depending on the risks associated with Tecumseh versus the other companies. In this regard, we note that your current beta is 1.88, which means your cost of equity is greater than companies within your SIC code. Finally, we note that you are using the Ibbotson rate for the SIC code 3 even though you are classified within SIC code 3585.

     Based on the above, please provide us with the following information:

          - How you determined the Ibbotson rate is representative of your cost of capital and is commensurate with the risk inherent in the expected cash flows in accordance with paragraph 24 and Appendix E of SFAS 142.

          - How you determined it is appropriate to use the Ibbotson rate for SIC code 3 instead of SIC code 3585.

          - Confirm to us that you are considering capital expenditures when estimating cash flows for step 1 of the goodwill impairment test.

          - The fair value and carrying value of Compressor - India and Electrical Components reporting unit for the September 30, 2006 interim test.

          - The fair value and carrying value of all reporting units with goodwill as of the fourth quarter of fiscal year 2006 impairment test.

          - The sensitivity analysis of the discount rate used as of September 30, 2006 and December 31, 2006 for the corresponding reporting units.

     If you determine that your discount rate should have been higher, please revise your goodwill impairment tests accordingly. Please provide us with the results of any revised tests for each reporting unit, as well.

     Answer:

     Paragraph 24 of SFAS 142 states that if market data is not available to value individual business entities, then a valuation utilizing the present value of future forecasted cash flows is an appropriate methodology. As the Staff notes in Comment #2 above, SFAS 142 indicates that such an analysis should "incorporate assumptions that marketplace participants would use in their estimates of fair value." Such assumptions would include our determination as to the most appropriate discount rate to use in our analysis of future cash flows.

Securities and Exchange Commission
September 13, 2007
Page 13 of 21


     SFAS 142 does not specifically require that our weighted average cost of capital be utilized as the discount rate. We believe that the cost of capital for our entire business is not directly correlated to the risk-adjusted rate applicable to the individual entities that record goodwill. Our weighted average cost of capital, for example, has been significantly influenced by the interest rate associated with our Second Lien Credit agreement (13.5% as of December 31, 2006); however, that debt was not directly associated with any of those entities. Further,a potential purchaser of a business would most likely apply its own weighted average cost of capital, supporting the assertion that the industry rate is the most appropriate since it would represent the average cost of capital of all potential buyers of the business. Accordingly, we have considered it more appropriate to consistently apply externally derived market rates. To maintain consistency and objectivity in our process, we have historically applied the market rate for SIC code 3 published by Ibbotson. As noted in our response to Comment #4 in the Staff's letter dated February 2, 2007, until recently the Ibbotson rate was higher than our company-specific cost of capital. In addition, recent updates to the Ibbotson rate, available in the second quarter of 2007, indicate increases in the rate that could result in the Ibbotson rate once again surpassing our cost of capital. We have consistently applied the Ibbotson rate since the adoption of SFAS 142 regardless of its relation to our cost of capital. The intent of this policy has been to reduce subjectivity and volatility of our annual and interim evaluations.

     Although our company is classified under SIC code 3585, that SIC code is for Air Conditioning, Warm Air Heating, and Commercial Refrigeration Equipment. While this SIC classification is descriptive of our Compressor business, and would have resulted in the utilization of a lower discount rate for our analysis as of December 31, 2006 (7.97% instead of 8.16%), and thereby a higher fair value calculation, we have historically considered that our business as a whole is more widely diversified than such a classification would imply. Approximately half our assets as of the end of 2006 were associated with entities outside the Compressor business segment. We have consistently maintained that the utilization of SIC code 3 better captures the diversity of our business and allows a consistent application of a discount rate from period to period.

     Capital expenditures are included in our discounted cash flow assumptions for Step 1 of our goodwill impairment tests.

     Fair value and carrying values of the India and Fasco reporting units as of September 30, 2006 were as follows:

                 Compressor-India    Fasco
                 ----------------   ------
Fair Value            $91.5         $352.6
Carrying Value         78.8          301.2
                      -----         ------
Excess                $12.7         $ 51.4

Securities and Exchange Commission
September 13, 2007
Page 14 of 21


     Fair value and carrying values of all reporting units with goodwill as of December 31, 2006 were as follows:

                 Compressor-Europe   Compressor-India    Fasco
                 -----------------   ----------------   ------
Fair Value            $105.4              $87.0         $330.6
Carrying Value          66.6               79.2          329.0
                      ------              -----         ------
Excess                $ 38.8              $ 7.8         $  1.6

     The results of the sensitivity analysis of the discount rate performed as of September 30, 2006 for the reporting units was as follows:

                               Compressor-Europe   Compressor-India    Fasco
                               -----------------   ----------------   ------
Fair Value                          $ 99.4              $ 91.5        $352.6
1% increase in discount rate          86.2                76.7         336.6
1% decrease in discount rate         119.0               113.3         369.6

     The results of the sensitivity analysis of the discount rate performed as of December 31, 2006 for the reporting units was as follows:

                               Compressor-Europe   Compressor-India    Fasco
                               -----------------   ----------------   ------
Fair Value                           $105.4              $87.0        $330.6
1% increase in discount rate          101.0               84.0         315.5
1% decrease in discount rate          110.0               90.2         346.7

     These results were summarized in our Annual Report on Form 10-K for the year ended December 31, 2006. It was also noted in our 10-K that a 1% increase in the discount rate would have resulted in the Company performing a Step 2 analysis for the Fasco entity, and that an impairment of the goodwill may have resulted.

4. We note that you have developed a business plan for fiscal year 2007 for which you have made assumptions that result in you achieving operating income improvements of approximately $94 million over fiscal year 2006 results. You further state that of this $94 million, $36 million has a high probability of achievement. However, for the remaining $58 million, you state that management is committed to achieving this budgeted amount. Please confirm to us that you utilized this business plan in preparing your discounted cash flow estimates of reporting units' fair value. If you did not, please explain why you did not and how the estimates used for fiscal year 2007 that you did use differs from the 2007 business plan. If the 2007 business plan was used, please quantitatively and qualitatively explain to us how the assumptions used in the 2007 business plan to achieve the $94 million of improvements relates to the three reporting units with goodwill. Please tell us how each of the three reporting units actual results for the first quarter of fiscal year 2007 compared to the 2007 business plan.

Securities and Exchange Commission
September 13, 2007
Page 15 of 21


     Answer:

     The elements of the 2007 business plan that relate to the business entities with goodwill (Compressor-Europe, Compressor-India, and Fasco) were utilized to prepare the 2007 cash flow estimates included in the 2006 annual goodwill impairment analysis.

     The following table shows the projected improvement in operating income from 2006 to the 2007 business Plan for the three reporting units with goodwill:

     Operating income (in millions)

                        Compressor-Europe   Compressor-India    Fasco
                        -----------------   ----------------   ------
FY 2006 - Actual               $1.8              ($9.3)        ($17.8)
FY 2007 - Plan                  7.4               (0.7)          (0.1)
                               ----              -----         ------
Projected Improvement          $5.6              $ 8.6          $17.7
                               ----              -----         ------

     The planned improvements for Compressor-Europe are expected in the form of selling price increases ($10.7 million) and reductions in one-time charges when compared to 2006 ($1.4 million). The selling price increases reflect actions that were already in place as of January 1, 2007. Productivity and other cost reductions ($0.7 million) and favorable volume and mix ($0.3 million) are also expected improvements. These positive factors are expected to be somewhat offset by unfavorable commodity and other purchasing costs ($5.1 million) and unfavorable currency exchange ($2.4 million).

     Compressor-India has incorporated similar trends in its 2007 plan. Year-on-year projected improvements are driven by selling price increases ($8.9 million) and favorable volume & mix ($1.5 million). As with the Europe entity, the price increases were already in place at January 1. These improvements are slightly offset by expected unfavorable impacts of commodity and other purchasing costs ($1.1 million) and unfavorable currency exchange impacts ($0.7 million).

     The most significant improvement in the 2007 plan for Fasco is $12.7 million attributable to expenses incurred in 2006 and not expected to be repeated in 2007. Other cost reductions, including productivity improvements, are projected to contribute $8.9 million to year-on-year results. These projected productivity improvements would include partial remediation of issues at our Juarez, Mexico facility, as referenced by the Staff in Comment #2. Pricing increases (in place at January 1, 2007) are projected to improve results by $8.5 million. Offsetting these improvements are volume and product mix ($1.7 million), wage and benefit costs ($5.5 million) and increased purchasing costs ($1.0 million). The plan also includes a contingency ($5.0 million), to allow for potential shortfalls against productivity improvements.

Securities and Exchange Commission
September 13, 2007
Page 16 of 21


     The following table shows the actual results in operating income for the first quarter of 2007 versus the 2007 business Plan for the three reporting units with goodwill:

     Operating income (loss) (in millions)

                          Compressor-Europe   Compressor-India   Fasco
                          -----------------   ----------------   -----
Q1 2007 - Plan                  ($0.7)              $0.6          $0.7
Q1 2007 - Actual                  1.1                3.0          (0.5)
                                -----               ----         -----
Better (Worse) vs. Plan          $1.8               $2.4         ($1.2)

     Although Fasco fell slightly short of its business plan through the first quarter of the year, we did not at the time consider the shortfall to be significant nor to be reflective of the anticipated full year performance against plan. Forecasts of 2007 results at the time the first quarter 10-Q was filed (including four months of actual results and eight months of forecast data) indicated that all three business entities expected to exceed their original business plans. These forecasts were also provided to the parties that had expressed interest in a potential acquisition of Fasco.

     The following table shows the actual results for the second quarter of 2007 versus the 2007 business plan for the three business units with goodwill:

     Operating income (loss) (in millions)

                          Compressor-Europe   Compressor-India   Fasco
                          -----------------   ----------------   -----
Q2 2007 - Plan                   $4.1               $0.8          $0.5
Q2 2007 - Actual                  5.7                2.7          (2.6)
                                 ----               ----         -----
Better (Worse) vs. Plan          $1.6               $1.9         ($3.1)

     As was described in our response to Comment #2, continued weakness in housing markets in the second quarter of 2007 resulted in further sales declines in our Residential & Commercial product lines, which reduced the forecasts for operating profit when compared to those that were available at the time our first quarter 10-Q was filed. The reduced forecasts also reduced the value that parties interested in acquiring Fasco assigned to the business, and ultimately the final purchase price for the Residential & Commercial and Asia Pacific business units within Fasco.

Securities and Exchange Commission
September 13, 2007
Page 17 of 21


Note 10. Debt, page 80

5. In future filings, please disclose your actual cumulative Adjusted EBITDA level for the most recent balance sheet date. Please also state the amount available under your credit agreements that would not result in a violation of your debt covenants. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

     Answer:

     Our actual cumulative Adjusted EBITDA level, calculated in accordance with our First and Second Lien credit agreements, was disclosed in the "Adequacy of Liquidity Sources" section of our Quarterly Report on Form 10-Q for the period ended March 31, 2007.

     The availability under our credit agreements was disclosed in Note 10 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2006. It was also disclosed in both the "Adequacy of Liquidity Sources" section and in Note 9 to our Consolidated Financial Statements in the Quarterly Report on Form 10-Q for the period ended March 31, 2007.

     This information was also disclosed in our Quarterly Report on Form 10-Q for the period ended June 30, 2007, and we intend to continue to disclose this information in future filings.

6. In future filings, please disclose the terms of the option agreements and the value of the option agreements entered into between your major shareholders and Tricap in connection with the November 13, 2006 amendments to your First and Second Lien Credit Agreements in addition to any other costs incurred to amend these agreements.

     Answer:

     Copies of the option agreements entered into between the major shareholders and Tricap were incorporated in our Annual Report on Form 10-K by reference (per Exhibit 4.4) to Exhibit 4.1 to our Current Report on Form 8-K filed November 15, 2006. We will summarize the key terms of these agreements in future filings.

     The value of the option agreements ($3.7 million) was disclosed in the "Adequacy of Liquidity Sources" section of our Annual Report on Form 10-K for the period ended December 31, 2006.

Securities and Exchange Commission
September 13, 2007
Page 18 of 21


     In accordance with the Staff's request, we will continue to disclose the key terms and costs of further debt amendments or other credit agreements as appropriate in future filings.

7. In future filings, please disclose the number of shares of common stock the Second Lien Credit Holder was granted through warrants and the exercise price of those warrants.

     Answer:

     In our Annual Report on Form 10-K for the year ended December 31, 2006, as well as in our Quarterly Report on Form 10-Q for the period ended March 31, 2007, we disclosed the number of shares of common stock the Second Lien Credit Holder was granted through warrants as a percentage rather than as an absolute number. We concur that it would be clearer to the readers of our financial statements to express that information as a number of shares. Therefore, we have disclosed that information in our Quarterly Report on Form 10-Q for the period ended June 30, 2007, specifically, the number of shares (1,390,944), and the exercise price of the warrant ($5.29). We will also disclose such information as appropriate in future filings.

Note 16. Impairments, Restructuring Charges, and Other Items, page 92

8. We note in fiscal year 2006 that you recognized $24.1 million for the impairment of long-lived assets in the Engine Group, which represents 20.5% of consolidated operating loss for fiscal year 2006. As such, please include the disclosures required by paragraphs 26.a. and 26.c. of SFAS 144 in future filings.

     Answer:

     We will modify disclosures made with respect to impairments in future filings to comply with paragraphs 26a. and 26c.of SFAS 144.

Note 19. Quarterly Financial Data - Unaudited, page 96

9. We note from your Form 8-K filed on April 16, 2007 that you recognized a $7.6 million write-off of inventories within cost of sales during the fourth quarter of 2006. However, you did not disclose this material transaction within your footnote disclosure or MD&A. In future filings, please include disclosures, here or in MD&A, for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter, including the aggregate effect of year-end

Securities and Exchange Commission
September 13, 2007
Page 19 of 21


     adjustments that are material to the results of the fourth quarter such as this transaction. Refer to Item 302(A) of Regulation S-K for guidance.

     Answer:

     In accordance with the Staff's comment, as circumstances dictate we will make such disclosures in future filings in accordance with Item 302(A) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 101.

10. We note that you have not included your schedule of valuation and qualifying accounts for each income statement period, as required by
     Article 5-04 of Regulation S-X. We assume that you have not included this financial information due to immateriality. As such, please confirm to us that bad debt expense is immaterial to income (loss) from continuing operations before taxes for each period presented.

     Answer:

     Historically, we have not filed this schedule because our allowance for bad debt was not significant. We will include the information in the future to the extent that it becomes significant.

     Bad debt expense for each income statement period included in our Annual Report on Form 10-K for the period ended December 31, 2006 is as follows:

                   For the year ended
 (in millions):       December 31,
                   ------------------
                   2006   2005   2004
                   ----   ----   ----
Bad Debt Expense   $3.6   $6.6   $4.9

     Please note that these disclosures include the Electrical Components Group as continuing operations. This segment has been classified as discontinued operations effective with the second quarter of 2007. Excluding the Electrical Components Group, bad debt expense for each period reported in our most recent Form 10-K would have appeared as follows:

                   For the year ended
 (in millions):       December 31,
                   ------------------
                   2006   2005   2004
                   ----   ----   ----
Bad Debt Expense   $3.1   $5.3   $4.3

Securities and Exchange Commission
September 13, 2007
Page 20 of 21


Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Note 1, page 6

11. We note that you have removed TMT Motoco's assets and liabilities from your consolidated balance sheets as of March 31, 2007. In addition, it does not appear that you are accounting for your ownership of TMT Motoco under the equity method of accounting either. Please tell us how you are or are not reflecting TMT Motoco in your consolidated financial statements, including the authoritative literature supporting your accounting.

     Answer:

     We concluded that it was appropriate to report TMT Motoco under the equity method of accounting on our Consolidated Balance Sheet as of March 31, 2007. We did not specifically note that we were accounting for TMT Motoco under the equity method; however,we have made that disclosure in our Quarterly Report on Form 10-Q for the period ended June 30, 2007, and will do so as appropriate in future filings.

     In determining the appropriate accounting treatment for the assets and liabilities of TMT Motoco as of March 31, 2007, we relied upon guidance from FAS 94. FAS 94 states that all majority owned subsidiaries of a company should be consolidated within its financial statements unless control "does not rest with the majority owner." Paragraph 4 of SFAS 94 also clarifies this guidance, stating that consolidation is not appropriate "where control is likely to be temporary, or where it does not rest with the majority owners (as, for instance, where the subsidiary is in legal reorganization or in bankruptcy)." TMT Motoco's request for judicial restructuring was approved by the Brazilian courts on March 28, 2007, and we determined that control no longer resided with the parent company as of that date. Accordingly, we deconsolidated TMT Motoco's results from our Consolidated Balance Sheet effective March 28, 2007, and determined that it would be appropriate from that point forward to account for it under the equity method.

     Utilizing the guidance in EITF 03-13, we further evaluated whether the entity should be classified as discontinued operations. Although the operations of TMT Motoco had ceased as of March 31, 2007, we were still engaged in the process of determining whether the company would exit the product lines produced by TMT Motoco. Since we could not conclude that the operations and cash flows of the component would be eliminated from the ongoing operations of the company, we determined that TMT Motoco does not qualify at the present time as a discontinued operation under EITF 03-13. Therefore, the operating results of TMT Motoco continued to be classified as continuing operations in our Consolidated Statements of Operations in our first and second quarter 2007 results. We will continue to

Securities and Exchange Commission
September 13, 2007
Page 21 of 21


     evaluate when and if TMT Motoco qualifies to be classified as a discontinued operation.

Tecumseh Products Company acknowledges that:

     - The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

TECUMSEH PRODUCTS COMPANY


/s/ James S. Nicholson

James S. Nicholson
Vice President, Treasurer and
Chief Financial Officer

JSN/kvk